Pacific Life & Annuity Company [700 Newport Center Drive Newport Beach, CA 92660 (800) 748-6907]

[GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER]

Pacific Life & Annuity Company, a stock life insurance company, has issued this Rider as a part of the annuity Contract to which it is attached.

All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract.

This benefit provides an additional amount that is added to the Contract Value at the end of the Term if the Contract Value is less than the Protected Amount. This Rider will terminate upon assignment or a change in ownership of the contract unless the new assignee or Owner meets the qualifications specified in the Termination of Rider provision.

By adding this Rider to the Contract, you agreed to certain allocation limitations and investment alternatives in which you may invest while this Rider is in effect.  These requirements may include, but are not limited to, maximum Purchase Payment allocation limits to certain variable investment options or on certain allowable fixed-rate General Account Investment Options that are outside of any asset allocation model, but participate in the asset allocation program; exclusion of certain Investment Options; required minimum Purchase Payment allocations and restrictions on transfers to or from certain Investment Options.  These restrictions and limitations are summarized in Appendix A which is a part of this Rider.  These requirements apply to the entire Contract Value.

RIDER SPECIFICATIONS

Rider Effective Date: [9/1/19]

Annual Charge: [2.00% (0.50% quarterly)]

[Maximum Annual Charge: [2.50% (0.625% quarterly)]]

[Purchase Payment Amount] Maximum Without Home Office Approval: [$1,000,000]

Maximum Owner(s) and/or Annuitant(s) Age: [85]

Term: [10 year]

Please refer to the Appendix A attached to this Rider for more information regarding the Investment Allocation Requirements.

Definition of Terms — Unless redefined below, the terms defined in the Contract will have the same meaning when used in this Rider. For purposes of this Rider, the following definitions apply:

[Adjustment for Withdrawals — An adjustment that is applied to the Protected Amount or to the Charge Base as a result of any withdrawal during the Term. The adjustment is calculated by multiplying the Protected Amount or Charge Base prior to the withdrawal by the ratio of the amount of the withdrawal (including any applicable withdrawal charge) to the Contract Value immediately prior to the withdrawal.]

[Charge Base - The Charge Base is equal to (a) plus (b) minus (c); where:

(a)   Contract Value at the start of the Term;

(b)   each Subsequent Purchase Payment paid to the Contract during the first year of the Term; and

(c)    is an Adjustment for Withdrawals made from the Contract during the Term.

On the Contract Date, the Contract Value at the start of the Term is equal to the Initial Purchase Payment.]

Term: The period of time you elected for the Rider to be effective on the Contract, starting on the Rider Effective Date.

Quarterly Rider Anniversary — Every three month anniversary of the Rider Effective Date.

Guaranteed Minimum Accumulation Benefit Rider — You have purchased a Guaranteed Minimum Accumulation Benefit Rider. Subject to the terms and conditions described herein, we will increase the Contract Value to the Protected Amount (as determined under the Protected Amount provision of this Rider), if at the end of the Term, the Contract Value is less than the Protected Amount.

We will provide you with an annual statement that lists the Protected Amount.

Rider Eligibility - This Rider may be purchased provided that on the Rider Effective Date:

a)             the age of any Owner and Annuitant on the date of purchase is:

(i)             the Maximum Age as shown in the Rider Specifications or younger; and

(ii)          at least [ten (10)] years younger than the Maximum Annuitization age as specified in your Contract; and

b)             the Rider Effective Date is at least [ten 10)] years prior to the Annuity Date.

For the Contract Value to be increased to the Protected Amount at the end of the Term, the entire Contract Value must be invested for the entire Term according to the Investment Allocation Requirements applicable to this Rider.

Protected Amount — The Protected Amount is equal to (a) plus (b) minus (c); where:

(a)         is [105%] of the Contract Value at the start of the Term;

(b)         is [105%] of each Subsequent Purchase Payment paid to the Contract during the first year of the Term; and

(c)          is an Adjustment for Withdrawals made from the Contract during the Term.

On the Contract Date, the Contract Value at the start of the Term is equal to the Initial Purchase Payment.

The Purchase Payments protected under the Rider may not exceed the [Purchase Payment Amount] Maximum Without Home Office Approval as shown in the Rider Specifications. THE PROTECTED AMOUNT CANNOT BE PAID IN A LUMP SUM AND IS NOT PAYABLE AS A DEATH BENEFIT.

Annual Charge — An Annual Charge for expenses related to this Rider will be deducted on a quarterly basis from the Variable Investment Options, on a proportionate basis relative to the Contract Value in each such Variable Investment Option. The Annual Charge is shown in the Rider Specifications and will not change while this Rider is in effect.

The Annual Charge is deducted, in arrears, on each Quarterly Rider Anniversary that this Rider remains in effect. The charge is equal to the quarterly charge multiplied by the Charge Base on the day the charge is deducted.

If this Rider terminates on a Quarterly Rider Anniversary, the entire charge for the prior Quarterly Rider Anniversary will be deducted from the Contract Value on that Quarterly Rider Anniversary.

If the Rider terminates prior to a Quarterly Rider Anniversary for reasons other than when a death benefit becomes payable under the Contract, we will prorate the charge. The prorated amount will be based on the Charge Base as of the day the Rider terminates. Such prorated amount will be deducted from the Contract Value on the earlier of the day the Contract terminates or the Quarterly Rider Anniversary immediately following the day the Rider terminates.

If the Rider terminates because a death benefit becomes payable under the Contract, any Annual Charge deducted between the date of death and the Notice Date will be prorated as applicable to the date of death and added to the Contract Value on the Notice Date.

We will waive the charge for the quarter in which full annuitization of the Contract occurs. Any portion of the Annual Charge we deduct from any of our fixed-rate General Account Investment Options (if available under the Contract) will not be greater than the annual interest credited in excess of that option’s minimum guaranteed interest rate.

Limitation on Subsequent Purchase Payments — For the purposes of this Rider, we reserve the right to reject or restrict any Subsequent Purchase Payments. We will provide thirty (30) days advance notice to the Owner. If you previously purchased another living benefit rider for your Contract, Subsequent Purchase Payments to your contract may already be restricted.

Additional Amount — On the last day of the Term, we will apply an additional amount to the Contract if the Contract Value on such day is less than the Protected Amount. The additional amount will be equal to the difference between the Contract Value on the last day of the Term and the Protected Amount.

If, on the last day of the Term, the Contract is annuitized, a death benefit becomes payable under the Contract, or a full withdrawal of the amount available for withdrawal is made, the Contract Value will reflect any additional amount as described in this provision, prior to the payment of any annuity, death or full withdrawal benefits.

Continuation of Rider if Surviving Spouse Continues Contract — This Rider terminates when a death benefit becomes payable under the Contract during the Term. If the surviving spouse elects to continue the Contract in accordance with its terms, then the provisions of this Rider will continue until the end of the Term.

Termination of Rider — Except as otherwise provided above, this Rider will automatically terminate at the end of the Term or, if earlier, upon the occurrence of one of the following events:

(a)         the day any portion of the Contract Value is no longer invested according to the Investment Allocation Requirements applicable to this Rider;

(b)         the day we are notified of a change in ownership of a non-qualified Contract, excluding:

(i)                                     changes in ownership to or from certain trusts; or

(ii)                                  adding or removing the Owner’s spouse to the Contract;

(c)          the day a requested loan is processed;

(d)         when a death benefit becomes payable under the Contract;

(e)          the day the Contract is terminated in accordance with the provisions of the Contract;

(f)           the date a full surrender is made under the Contract; or

(g)          the Annuity Date.

The Rider may not be voluntarily terminated by the Owner.

All other terms and conditions of the Contract remain unchanged by this Rider.

PACIFIC LIFE & ANNUITY COMPANY

[

Chairman and Chief Executive Officer	Secretary]

APPENDIX A — SUMMARY OF INVESTMENT ALLOCATION REQUIREMENTS

This summary outlines the general features of the Investment Allocation Requirements applicable to this Rider. Details regarding the investment options will be provided to you upon request.

Investment Allocation Requirements — The Investment Allocation Requirements of this Rider consist of several different Asset Allocation Strategies, which are maintained by us for use in combination with certain optional riders that are available with our variable annuity contracts. The Asset Allocation Strategies described herein may change from time to time. To remain up-to-date on any changes made, please see the most recent Prospectus. Asset allocation is the allocation of Purchase Payments or Contract Value among various investment asset classes and involves decisions about which asset classes should be selected and how much of the total Contract Value should be allocated to each asset class. The theory of asset allocation is that diversification among asset classes can help reduce volatility over the long-term. At initial purchase and during the entire time that you own this Rider, you must allocate your entire Contract Value according to the Investment Allocation Requirements applicable to this Rider.

Asset Allocation Strategies — You may allocate your entire Purchase Payment or Contract Value among any of the allowable Asset Allocation Strategies listed below:

[American Funds® IS Asset Allocation FundSM

American Funds® IS Managed Risk Asset Allocation FundSM

BlackRock Global Allocation V.I. Fund

DFA Balanced Allocation Portfolio

Fidelity® VIP FundsManager® 60%

First Trust/Dow Jones Dividend & Income Allocation Portfolio

Franklin Allocation VIP Fund

Invesco V.I. Balanced-Risk Allocation Fund

Janus Henderson VIT Balanced Portfolio

MFS® Total Return Series

PLFA Pacific Dynamix® Conservative-Growth

PLFA Pacific Dynamix® Moderate-Growth

PLFA Portfolio Optimization Conservative

PLFA Portfolio Optimization Moderate-Conservative

PLFA Portfolio Optimization Moderate

State Street Total Return V.I.S. Fund

PLFA Pacific Portfolio Optimization Growth

PLFA Pacific Dynamix® Growth]

Allocations among these strategies must total 100%.

Purchase Payment Allocations — Your Initial Purchase Payment will be allocated to the investment option program you select. Subsequent Purchase Payments, if allowed under the Contract, will also be allocated accordingly, unless you instruct us otherwise in writing.

You may also allocate Purchase Payments to any allowable fixed-rate General Account Investment Option (if available under the Contract) only for purposes of dollar cost averaging (the periodic transfer of amounts) to the investment options within your investment option program. However, amounts transferred from any such allowable fixed-rate General Account Investment Option must be made over a period not to exceed twenty four (24) months (if available).

The entire Contract Value must remain invested according to the Investment Allocation Requirements applicable to this Rider to remain in effect. Any portion of a Purchase Payment or Contract Value allocated to an investment option that does not comply with the Investment Allocation Requirements applicable to this Rider may terminate the Rider in addition to your participation in the program (see Termination of Investment Option Programs provision of this Appendix A).

Change of Investment Option Programs — Subject to trading restrictions, you may change your investment options at any time with a proper written request or by electronic instructions provided a valid electronic authorization is on file with us. You should consult with your registered representative to assist you in determining which investment options are best suited to your financial needs, investment time horizon, and are consistent with your risk comfort level. You should periodically review those factors to determine if you need to change investment options to reflect such changes.

Termination of Investment Option Programs — If your investment allocations fail to meet the requirements of the Investment Allocation Requirements established for this Rider, this Rider will terminate.

You may cause an involuntary termination of both the Rider and your participation in the investment option programs upon the occurrence of any one of the following events:

(a)         you allocate any portion of your Purchase Payments or transfer any portion of the Contract Value to an investment option that is not currently compliant with the Investment Allocation Requirements applicable to this Rider; or

(b)         you allocate any portion of your Purchase Payments or transfer any portion of the Contract Value to any fixed-rate General Account Investment Option (if available under the Contract) that is not an allowable option or an allowable transfer under the program.

We will send you written notice in the event any transaction described in subparagraphs (a) through (b) above occur. You may, within thirty (30) days after the date of our notice, direct us to take appropriate corrective action necessary to continue the Rider in effect and your participation according to the Investment Allocation Requirements applicable to this Rider. If no instructions to remedy are received by us within the thirty (30) day period from the date of our written notice, we will terminate the Rider and your participation effective on the day following the end of the thirty (30) day period.